EXHIBIT 2.1

Daniel C. Masters (SBN 220729)
4490 Philbrook Square
San Diego, CA 92130
Telephone: (858) 523-1177
Facsimile: (858) 523-1102
Attorney for Debtor

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF CALIFORNIA

DEBTOR’S SECOND AMENDED PLAN OF REORGANIZATION

In Re Composite Solutions, Inc.          )   Case Number:   05-04045-PB11
                                                                   )   Hearing Date:   December 4, 2006
A Florida corporation,   )   Hearing Place:   325 West F Street, Rm. 328
Debtor     )    San Diego, CA 92101

I. INTRODUCTION

Composite Solutions, Inc., a Florida corporation (the “Debtor”), is the Debtor in a Chapter 11 bankruptcy case. On May 5, 2005, the Debtor commenced a bankruptcy case by filing a voluntary Chapter 11 petition for relief under title 11 of the United States Code (the “Bankruptcy Code”), 11 U.S.C. § 101 et seq. Chapter 11 allows the Debtor, and under some circumstances, creditors and other parties in interest, to propose a plan of reorganization (the “Plan”). The Debtor is the party proposing this Plan.

This is a reorganizing Plan. The Debtor seeks to satisfy its obligations to Creditors by issuing to them a combination of cash and stock in three different corporations in exchange for their respective claims and interests. The Reorganized Debtor shall deposit $162,364 ($185,000 minus $22,636 for fees incurred by the OCC’s counsel resolving claims) into a segregated, interest-bearing bank account under the control of Attorney Daniel Masters (the “Unsecured Creditors Account”), the net proceeds of which will be distributed for the benefit of the debtor’s unsecured creditors. Stock will also be issued in the Reorganized Debtor and in each of the Debtor’s two subsidiaries. All three corporations will emerge from these proceedings as independent, unrelated companies, and each will acquire a business unrelated to the former business of the Debtor.

The Debtor will continue in its old business, the development and integration of high technology construction products and processes. The Debtor’s management will remain in place and continue to manage the business. The Debtor’s common stock is now publicly traded on the Over-The-Counter market (the “Pinksheets”), and the Reorganized Debtor expects to maintain its status as a publicly traded company.

The Debtor’s subsidiaries will abandon their former businesses (also high technology construction processes) and the Debtor will distribute shares in its two wholly owned subsidiaries to the Debtor’s creditors and interest holders. After this distribution, the Debtor will cancel any shares that it holds in the former subsidiaries and there will be no further relationship between or among the three corporations. One former subsidiary, Trans-Science Corporation, a California corporation (hereinafter “TSC”), will acquire Secondary Immune Systems (hereinafter “SIS”), a San Diego, California based business which produces and sells an apparatus for destroying blood borne viral pathogens. The other former subsidiary, Composite Solutions, Inc., a Nevada corporation (hereinafter “CSN”), will acquire Elfred Lee Fine Art Studio (hereinafter “LEE”), an art studio and art publishing business. Both TSC and CSN will seek to have their shares traded on the Over-The-Counter market (the “Pinksheets”) after completion of these bankruptcy proceedings.

Definitions

As used herein, the following terms shall have the following meanings:

1. “Administrative Claim” means a Claim entitled to priority pursuant to Section 507(a)(1) or Section 507(b) of the Bankruptcy Code. Such Claims include, without limitation, a Claim for payment of an administrative expense of the kind specified in Section 503(b) of the Bankruptcy Code, including without limitation, the actual and necessary costs and expenses of preserving and operating the Debtor's Estate, compensation and reimbursement of expenses for legal and other services awarded under Sections 330(a) and/or 331 of the Bankruptcy Code, and all fees and charges assessed against the Debtor’s Estates pursuant to Chapter 123 of Title 23, United States Code.

2. “Administrative Claimant” means the holder of an Allowed Administrative Claim.

3. “Allowed Claim” means a Claim against the Debtor to the extent that:

a. Proof of such Claim was:
(1)           Timely filed;
(2)	Deemed filed pursuant to Section 1111(a) of the Bankruptcy Code; or
(3)	Late filed with leave, and pursuant to Final Order, of the Court; and

b.             (1)          No objection to such Claim is filed with the Court;
(2)          The Court, pursuant to Final Order, allows such Claim; or
(3)          The Plan allows such Claim.

4. “Allowed Secured Claim” means a Secured Claim which is or has become an Allowed Claim.

5. “Allowed Tax Claim” means a Tax Claim, which is or has become an Allowed Claim, and does not include claims, held by Tax Claimants assessed on the basis of taxable income of the Debtor earned or arising after the Petition Date.

6. “Allowed Unsecured Claim” means any Allowed Claim which is not an Administrative Claim, a Secured Claim, a Tax Claim, a Priority Claim, or an Insider Claim.

7. “Bankruptcy Code” means Title 11 of the United States Code, Section 101, et seq., as amended.

8. “Bankruptcy Rules” means, collectively, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the Southern District of California as now in effect or hereafter amended.

9. “Bar Date” means the date set by the Bankruptcy Court as the last day to file proofs of claim in this case.

10. “Business Day” means any day except Saturday, Sunday or any other day on which state or federal law authorizes commercial banks in San Diego, California, to close.

11. “Case” means the Voluntary Chapter 11 Bankruptcy Case of Composite Solutions, Inc., filed with the United States Bankruptcy Court for the Southern District of California on May 5, 2005.

12. “Chapter 11” means Chapter 11 of the Bankruptcy Code.

13. “Claim” means any right to payment from the Debtor that arose prior to Confirmation, whether or not such right or demand is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured or unsecured, or, any right or equitable remedies for breach of performance, if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

14. “Claimant” means the holder of any Allowed Claim.

15. “Class” means a class of Claims or Interests described in this Plan.

16. “Confirmation” means the entry of the Order of Confirmation confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

17. “Court” means the United States Bankruptcy Court for the Southern District of California, or such other Court as has jurisdiction over the Case.

18. “Debtor” means Composite Solutions, Inc., a Florida corporation, the debtor in possession in the Case.

19. “Disbursinq Agent” means Counsel for the Debtor or such other party as the Court may designate.

20. “Disclosure Statement” means the Disclosure Statement describing the Plan and containing adequate information thereon in conformity with Section 1125 of the Bankruptcy Code.

21. “Disputed Claim” means a Claim either: (a) scheduled by the Debtor as disputed, contingent or unliquidated in the Schedules to be filed with the Court, as may be amended or modified; or (b) as to which an objection has been filed and which objection either (i) has not been withdrawn or (ii) has not been determined by a Final Order.

22. “Effective Date” means that date which is eleven (11) days after the entry of the Order of Confirmation.

23. “Estate” means the estate in the Case created pursuant to Section 541(a) of the Bankruptcy Code.

24. “Final Order” means an order, judgment, or other decree of the Court or any court of competent jurisdiction as to which: (a) the operation or effect has not been reversed, stayed, modified or amended; (b) any appeal that has been or may be taken has been resolved; or (c) the time for appeal, review or rehearing has expired.

25. “Interest” means: (a) the common or preferred stock of the Debtor; and (b) any right, warrant or option, however arising, to acquire the common or preferred stock or any other equity interest, or any rights therein, of the Debtor.

26.  “Order of Confirmation” means the Order of the Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

27. “Petition Date” means the date on which Debtor’s voluntary petition for bankruptcy was filed.

28. “Plan” means the Debtor’s “Plan of Reorganization” as may be further amended.

29. “Post-Consolidated Common” means the shares of the Debtor’s common stock after all shares issued and outstanding as of the Petition Date have been consolidated into a total of 25,000 shares.

30. “Pre-Consolidated Common” means the shares of Debtor's common stock, which were issued and outstanding at the Petition Date.

31. “Priority Claim” means a claim entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Tax Claim.

32. “Pro Rata” means the ratio that the amount of a particular Allowed Claim or Interest bears to the total amount of Allowed Claims or Interests of the same Class.

33. “Reorganized Debtor” means the Debtor after Confirmation of the Plan.

34. “Schedules” means the Schedules of Assets and Liabilities to be filed by the Debtor with the Court, including any amendments thereto.

35. “Secured Claim” means a claim which is secured by a properly perfected lien on, or security interest in, any property of the Debtor’s Estate, only to the extent provided in Section 506(a) and 506(b) of the Bankruptcy Code.

36. “Securities Act” means the Securities Act of 1933, as amended.

37. “Tax Claim” means a claim entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code.

38. “Tax Claimant” means the holder of an Allowed Tax Claim.

39. “Unit” means one (1) share of Post-Consolidated Common Stock and one (1) Class A Warrant and one (1) Class B Warrant and one (1) Class C Warrant.

40. “Unit Holder” means the holder of a Unit issued pursuant to the Plan.

41. “Warrant” means a stock purchase warrant of the Reorganized Debtor to be issued pursuant to the Plan, one (1) of which shall entitle the holder thereof to acquire one (1) share of Post-Consolidation Common Stock. The Warrants will be issued as “Class A” Warrants exercisable at $2.00, “Class B” Warrants exercisable at $3.00, and “Class C” Warrants exercisable at $4.00. The exercise price for the Warrant may be reduced, but not increased, by vote of the Board of Directors of the Corporation. In the event of a share split or reverse share split, the Warrants and shares underlying them will also be split or reverse split and the exercise price adjusted accordingly. The Warrant shall expire, if not previously exercised, one year after the Effective Date, in the case of Class A, two years after the Effective Date, in the case of Class B, and three years after the Effective Date, in the case of Class C, unless extended or called by vote of the Board of Directors of the Corporation. If called, the Directors shall give holders of the Warrants a period of not less than thirty (30) days following notice of the call during which they may exercise their Warrants.

Terms Defined in the Bankruptcy Code.

A term used in the Plan or Disclosure Statement, not otherwise defined here but used in the Bankruptcy Code, shall have the definition assigned to such term in the Bankruptcy Code.

II. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

A.	General Overview

As required by the Bankruptcy Code, this Plan classifies claims and interests in various classes according to their right to priority of payments as provided in the Bankruptcy Code. This Plan states whether each class of claims or interests is impaired or unimpaired. This Plan provides the treatment each class will receive under this Plan.

1.	Unclassified Claims

Certain types of claims are not placed into voting classes; instead they are unclassified. They are not considered impaired and they do not vote on the Plan because they are automatically entitled to specific treatment provided for them in the Bankruptcy Code. As such, the Proponent has not placed the following claims in a class.

(a)	Administrative Expenses

Administrative expenses are claims for costs or expenses of administering the Debtor's Chapter 11 case which are allowed under Code section 507(a)(1). The Bankruptcy Code requires that all administrative claims be paid on the Effective Date of the Plan, unless a particular claimant agrees to a different treatment. For the purposes of this Plan, Effective Date means the first business day following the date that the order confirming this Plan becomes final and non-appealable.

The following chart lists all of the Debtor's § 507(a)(1) administrative claims and their treatment under the Plan:

Name	Amount Owed	Treatment
A maximum of 35 persons	Up to a maximum of $350,000
To be paid on or before July 1, 2010, with interest at an annual rate of 4%, with the option to convert the debt to Units* in the Reorganized Debtor at a ratio of two Units per one dollar of loan principal within 25 days of the Order Confirming the Plan.

Daniel C. Masters, Attorney for the Debtor	Subject to Court approval, $45,000 plus a success fee of 100,000 Units in the Reorganized Debtor, and 100,000 Convertible Preferred Shares (convertible to Common at $0.10 each) in each of TSC and CSN.
Subject to approval by the Court, cash fee to be paid in full upon the entry of a final order approving fee application, and Units in the Reorganized Debtor and Shares in TSC and CSN to be issued immediately following the Effective Date, unless different treatment agreed upon.

Alan Vanderhoff, Attorney for the Committee of Unsecured Creditors	Subject to Court approval, $11,967.	Subject to approval by the Court, fee to be paid in full upon the entry of a final order approving fee application.
Clerk's Office Fees	Unknown	Paid in full on Effective Date.
Office of the U.S. Trustee Fees	$2,000	Paid in full on Effective Date and as they come due thereafter.
TOTAL	$58,967 (estimated)

•	A “Unit” consists of one share of common stock and three (3) warrants, each to purchase one share of common stock at an exercise price of $2.00, $3.00, or $4.00. Warrants are further defined below.

Court Approval of Fees Required:

The Court must approve all fees paid to professionals employed by the estate before the professional will be entitled to receive such fees. This includes the “success fee” paid in stock to counsel for the Debtor, as well as fees paid in cash.

As indicated above, assuming that the lender administrative claimants elect to convert their debt to Units, the Debtor will need to pay an amount currently estimated at $58,967 in administrative claims, consisting of Legal Fees, Clerk’s fees and U.S. Trustee’s fees, on the Effective Date of the Plan.

The Debtor’s Motion to Borrow funds is an integral part of this Plan and was approved by the Court on October 3, 2005. The Motion to Borrow calls for authorization for the Debtor to borrow up to $350,000 from not more than 35 individuals and entities. In return for these funds the Debtor will issue the Debtor’s Notes which shall be five year notes bearing interest at a rate of 4% per annum. Within 25 days after the Order Confirming the Plan, holders of the Debtor’s Notes may elect to convert such Notes to Units at a ratio of two Units per one dollar of loan principal. Assuming that the Debtor is successful in borrowing at least $250,401 of this sum, the Debtor will have sufficient cash on hand upon Confirmation of the Plan to make the payments required under the Plan.

(b)	Priority Tax Claims

Priority tax claims include certain unsecured income, employment and other taxes described by Code Section 507(a)(8). The Bankruptcy Code requires that each holder of such a Section 507(a)(8) priority tax claim receive the present value of such claim in deferred cash payments, over a period not exceeding six years from the date of the assessment of such tax.

The following chart lists all of the Debtor's Section 507(a)(8) priority tax claims and their treatment under the Plan:

Name	Amount Owed	Treatment
Internal Revenue Service Taxes	$19.02	Priority portion of allowed tax claim shall be paid in cash, in full, within 30 days of Confirmation.
California Franchise Tax Board	$5,815.01	Allowed tax claim shall be paid in cash, in full, within 30 days of Confirmation.
Florida Dept. of Revenue	$600.00	Allowed tax claim shall be paid in cash, in full, within 30 days of Confirmation.
TOTAL	$6,434.03

2.	Classified Claims and Interests

.2  (a) Classes of Secured Claims

Secured claims are claims secured by liens on property of the estate. The Debtor is not aware of any claims that would qualify as secured claims.

(b) Classes of Priority Unsecured Claims

Certain priority claims that are referred to in Code Sections 507(a)(3), (4), (5), (6), and (7) are required to be placed in classes. These types of claims are entitled to priority treatment as follows: the Bankruptcy Code requires that each holder of such a claim receive cash on the Effective Date equal to the allowed amount of such claim. However, a class of unsecured priority claim holders may vote to accept deferred cash payments of a value, as of the Effective Date, equal to the allowed amount of such claims.

The Debtor is not aware of any claims that would qualify as an unsecured priority claim pursuant to Sections 507(a)(3), (4), (5), (6), and (7) of the Bankruptcy Code under this Plan.

(c) Class of General Unsecured Claims

General unsecured claims are unsecured claims not entitled to priority under Code Section 507(a).

The following chart identifies this Plan's treatment of the class containing all of Debtor's general unsecured claims:

CLASS	DESCRIPTION	IMPAIRED (Y/N)	TREATMENT
1	General Unsecured Claims Total amount of claims = $1,505,692	YES
In full satisfaction of their respective Allowed Unsecured Claims, each Holder of an Allowed Class 1 Claim shall receive:
(A) the Holder’s pro rata share of the funds in the Unsecured Creditors Account (as defined above);
(B) the Holder’s pro rata share of One Hundred and Seventy-Five Thousand (175,000) Post-Consolidation Shares of Common Stock in the Reorganized Debtor;
(C) the Holder’s pro rata share of One Hundred and Seventy-Five Thousand (175,000) Shares of Common Stock in TSC; and
(D) the Holder’s pro rata share of One Hundred and Seventy-Five Thousand (175,000) Shares of Common Stock in CSN.
No fractional shares shall be issued. All calculations of shares in the Reorganized Debtor, TSC, and CSN to be issued to Holders of Unsecured Claims shall be rounded up or down to the nearest whole share.

.3	(c)	Class of Interest Holders

Interest holders are the parties who hold ownership interest (i.e., equity interest) in the Debtor. Because the Debtor is a corporation, entities holding preferred or common stock in the Debtor are interest holders.

The following chart identifies this Plan's treatment of the class containing all of Debtor's interest holders:

CLASS	DESCRIPTION	IMPAIRED (Y/N)	TREATMENT
2	Interest holders (holders of Shares of Debtor’s Common Stock)	YES
This class consists of the Pre-Consolidation Common Stock Interests in Debtor. This class holds, as of the date hereof, a total of 23,715,107 shares of Debtor’s common stock. Debtor’s Common Stock will be consolidated such that Holders of Class 2 Interests shall retain the following in full satisfaction of their Interests: The Holder’s pro rata share of a total of Twenty-Five Thousand (25,000) Post-Consolidation Shares of Common Stock in the Reorganized Debtor.
Holders of Class 2 Interests shall also receive:
(A) the Holder’s pro rata share of a total of Twenty-Five Thousand (25,000) Shares of Common Stock in TSC; and
(B) the Holder’s pro rata share of a total of Twenty-Five Thousand (25,000) Shares of Common Stock in CSN.
No fractional shares shall be issued or retained. All calculations of shares in the Reorganized Debtor, TSC, and CSN shall be rounded up or down to the nearest whole share.

III.	Means of Effectuating the Plan

.4 A. Funding for the Plan

As discussed above, the Plan calls for the Debtor to borrow up to $350,000 from various individuals and entities. This financing will provide the Debtor with sufficient capital to effectuate the proposed Plan and to make the payments required under the Plan.

In return for the borrowed funds the Debtor will issue Promissory Notes which shall be five year notes bearing interest at a rate of 4% per annum. Within 25 days after entry of the Order Confirming the Plan, holders of the Debtor’s Notes may elect to convert such Notes to Units at a ratio of two (2) Units per one (1) dollar of loan principal. Each Unit will consist of one share of the Reorganized Debtor’s post-consolidation common stock, one “Class A Warrant” entitling the holder to purchase one share for $2.00, one “Class B Warrant” entitling the holder to purchase one share for $3.00, and one “Class C Warrant” entitling the holder to purchase one share for $4.00, all shares being post-consolidation shares of the Reorganized Debtor’s common stock. The Reorganized Debtor will have the option to extend the Warrant exercise period, to reduce the Warrant exercise price, or to call the Warrants on 30 days notice. In the event of a stock split or reverse stock split the Warrants will be split or reverse split and their exercise price adjusted accordingly. The Warrants are detachable from the Units and may trade separately from the Common.

As set forth above, the Debtor will be required to make payments under the Plan totaling approximately $250,401, of which approximately $58,967 is for first priority administrative claims which have already been paid, approximately $6,434 will be for eighth priority tax claims, $162,364 will be for creditors holding unsecured, nonpriority claims, and $22,636 will be for legal fees of the OCC. Thus, the Debtor will be required to have available for Disbursements a minimum of $191,434 prior to Confirmation. Disbursements to unsecured creditors, pursuant to the terms of the Plan, shall be made from the Unsecured Creditors Account as soon as practicable after the Order Confirming the Plan.

B. The Reorganized Debtor Under the Plan

The Plan contemplates that ownership of the Reorganized Debtor will be allocated as follows: (a) 175,000 Post-Consolidation Common Shares to Class 1 nonpriority unsecured Creditors; (b) 25,000 Post-Consolidation Common Shares to be retained by current holders of Pre-Consolidation Common stock; (c) up to 700,000 Units to administrative lenders in exchange for debt under Notes; (d) 100,000 Units to Debtor’s attorney, Daniel C. Masters, as a success fee for approval of the Plan.

Thus the Reorganized Debtor expects to have 300,000 Shares of Post-Consolidation Common Stock outstanding after the Plan is confirmed, including 100,000 Units, each consisting of one (1) share and three (3) warrants. Additionally, the Reorganized Debtor expects to have notes outstanding convertible to another 700,000 Units. If all notes were converted, the Reorganized Debtor would then have 1,000,000 shares of post-consolidation Common Stock outstanding, plus warrants to purchase an additional 2,400,000 shares.

The Plan further contemplates that the Reorganized Debtor will completely divest itself of its two subsidiary corporations, TSC and CSN. The Reorganized Debtor will accomplish this by issuing: (a) 175,000 Common Shares in each of TSC and CSN to the Debtor’s Class 1 Creditors; (b) 25,000 Common Shares in each of TSC and CSN to Debtor’s Class 2 Interest Holders; and (c) 100,000 Convertible Preferred Shares to Debtor’s attorney, Daniel C. Masters, as a success fee for approval of the Plan. Any shares still held in TSC or CSN by the Reorganized Debtor after these distributions will be cancelled and there will be no further relationship between or among the Debtor and its former subsidiaries. Concurrent with the distribution of shares in TSC and CSN, TSC will acquire SIS by issuing a total of 2,000,000 shares of TSC Common Stock to the owners of SIS, and CSN will acquire LEE by issuing a total of 2,000,000 shares of CSN Common Stock to the owners of LEE.

Thus TSC expects to have 2,200,000 Shares of Common Stock and 100,000 Shares of Convertible Preferred Stock outstanding after the acquisition of SIS is completed, and CSN expects to have 2,200,000 Shares of Common Stock and 100,000 Shares of Convertible Preferred Stock outstanding after the acquisition of LEE is completed.

C.	Post-Confirmation Management

1. Upon Confirmation of the Plan, the Reorganized Debtor shall be managed as follows:

Name	Age	Title

Thomas Bache	63	President, CEO, Director
Gilbert Hegemier	69	Chairman, Director

2. Upon Confirmation of the Plan, TSC shall be managed as follows:

Name	Age	Title
Phillip Burris	64	President, CEO, Director
Rubelyn de la Cruz	35	Secretary, CFO, Director

3. Upon Confirmation of the Plan, CSN shall be managed as follows:

Name	Age	Title
Elfred Lee	66	President, CEO, Director
Martha Lee	53	Secretary, CFO, Director

D.	Disbursing Agent

Counsel to the Reorganized Debtor shall act as the Disbursing Agent for the purpose of making all distributions provided for under the Plan. The Disbursing Agent shall serve without bond and shall receive no compensation for distribution services rendered and expenses incurred pursuant to the Plan. The Unsecured Creditors Account shall be held in the name of Attorney Daniel Masters and shall be held by him in trust for the unsecured creditors.

E.	Post-Confirmation Committee

The OCC shall continue in existence after the confirmation of the Plan. The OCC shall be deemed to be the exclusive representative of the Debtor’s bankruptcy estate pursuant to section 1123(b)(3)(B) of the Bankruptcy Code.

F.	Retention of Claims

The following claims shall be retained by the bankruptcy estate post-confirmation or, if owned by the Debtor’s subsidiaries, shall be vested in the bankruptcy estate on the Effective Date: (1) all avoidance actions arising under the Bankruptcy Code or under state law, (2) all claims by the Debtor and/or its subsidiaries against officers, directors, or insiders, (3) all contract, tort or other claims of any kind held by the Debtor and/or its subsidiaries against third parties, and (4) all claims for equitable subordination. The OCC shall have the power, but not the obligation, to investigate, prosecute, settle, compromise, and/or dismiss any such claims. Any net proceeds from the prosecution of such claims shall be deposited into the Unsecured Creditors Account and shall be distributed pursuant to the terms of this Plan.

G.	United States Trustee Quarterly Fees

The Reorganized Debtor shall be responsible for timely payment of fees incurred pursuant to 28 U.S.C. § 1930(a)(6). After confirmation, the Reorganized Debtor shall file with the Court and serve on the United States Trustee a quarterly financial report regarding all income and disbursements, including all plan payments, for each quarter (or portion thereof) the case remains open.

F.             Other Provisions of the Plan

.5  Executory Contracts and Unexpired Leases

(a)	Assumptions

There are no pre-petition executory contracts or unexpired leases that the Reorganized Debtor intends to assume as an obligation under this Plan.

(b)	Rejections

Every contract not assumed specifically is hereby rejected. The Order Confirming the Plan shall constitute an Order approving the rejection of the lease or contract. If you are a party to a Claim under Section 502(g) of the Code arising as a result of the rejection of an executory contract or unexpired lease, you must file and serve your objection to the Plan no later than the deadline for objecting to the confirmation of the Plan. Any such Claims not timely filed and served shall be disallowed.

THE BAR DATE FOR FILING A PROOF OF CLAIM BASED ON A CLAIM ARISING FROM THE REJECTION OF A LEASE OR CONTRACT WAS JUNE 8, 2005. Any claim based on the rejection of a contract or lease will be barred if the proof of claim was not timely filed, unless the Court later orders otherwise.

H.	Retention of Jurisdiction

The Court will retain jurisdiction to the extent provided by law.

IV. EFFECT OF CONFIRMATION OF PLAN

A. Discharge

This Plan provides that upon confirmation of the Plan, the Debtor shall be discharged of liability for payment of debts incurred before confirmation of the Plan to the extent specified in 11 U.S.C. § 1141. However, the discharge will not discharge any liability imposed by the Plan.

B. Revesting of Property in the Debtor

Except as provided elsewhere in the Plan, the confirmation of the Plan revests all of the property of the estate in the Debtor.

C. Confirmation of Plan

The Debtor may modify the Plan at any time before confirmation. However, the Court may require a new disclosure statement and/or new vote on the Plan. The Debtor may also seek to modify the Plan at any time after confirmation only if (1) the Plan has not been substantially consummated and (2) the Court authorizes the proposed modifications after notice and a hearing.

D.  Post-Confirmation Quarterly Reports

After entry of the order confirming the Plan, Plan Proponent shall file Quarterly Post-Confirmation Reports with the Court and pay Trustee’s fees in accordance with the United States Trustee’s Operating and Reporting Requirements. The report shall be served on the United States Trustee, the twenty largest unsecured creditors, and those parties who have requested special notice.

E. Post-Confirmation Conversion/Dismissal

A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan. A default shall be deemed to have occurred if the Debtor or any party in interest fails to take any action required of that party under the Plan or Confirmation Order including, without limitation, failing to fund the Unsecured Creditors Account by the Effective Dates of the Plan. If the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, will revest in the Chapter 7, estate. The automatic stay will be reimposed upon the revested property, but only to the extent that relief from stay was not previously authorized by the Court during this case.

F. Final Decree

Once the estate has been fully administered as referred to in Bankruptcy Rule 3022, the Reorganized Debtor, or such other party as the Court shall designate in the Plan Confirmation Order, shall file a motion with the Court to obtain a final decree to close the case.

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Dated: October 12, 2006		COMPOSITE SOLUTIONS, INC.

	By:	/s/ Thomas C. Bache
Thomas C. Bache
Its: President

SUBMITTED BY: /s/ Daniel C. Masters
Daniel C. Masters
Attorney for Debtor